EXHIBIT 99.1

Medicenna to Participate in the 11th Annual SVB Leerink Global Healthcare Conference

TORONTO and HOUSTON, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that Dr. Fahar Merchant, President, CEO and Chairman of the Board of Medicenna, will participate in a Fireside Chat at the SVB Leerink Global Healthcare Conference, which is scheduled to take place virtually from February 14 – February 18, 2022.

Details are as follows:

11th Annual SVB Leerink Global Healthcare Conference

Date:	Wednesday, February 16th
Time:	8:00am ET
Format:	Fireside Chat
Location:	Webcast Link

Webcast and replay information for this event will be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com